U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

Contact:                             Arthur B. Crozier
Innisfree M&A Incorporated
(212) 750-5833

DOLPHIN SEEKS ANSWERS TO QUESTIONS ABOUT infoUSA's
MISSED PERFORMANCE GUIDANCE, POOR RETURNS AND LIMITED
ANALYST COVERAGE

Asks Why The Board Has Not Replaced The CEO

STAMFORD, CONNECTICUT,  June 7, 2007 – Dolphin Limited Partnership-I, L.P., and Dolphin Financial Partners, L.L.C., which together hold 2.0 million shares  or 3.6% of infoUSA Inc. (NASDAQ : IUSA), today sent the following letter to Mr. Vinod Gupta and the infoUSA Board of Directors.

Dear Mr. Vinod Gupta and other infoUSA Board members,

In addition to Question #’s 1-12 all of which remain unanswered, the shareholders of infoUSA need meaningful answers to the following additional serious questions regarding missed performance guidance, poor returns and limited analyst coverage.

We are once again providing you with an opportunity to do so in advance of the Annual Meeting this afternoon, June 7, 2007.

Question #13:   Over the past several years, the Company has frequently cut guidance and/or missed sell-side analyst estimates1:

January 4, 2001	Revenue guidance for the 4th quarter of 2000 cut by 8%
September 15, 2003	Guidance for 2004 cut 3% for revenues and 13% for EPS (excluding certain items)
January 15, 2004	Guidance for 2004 lowered from September 15, 2003, 4% on revenues and 13% on EPS, without even noting the reduction
July 19, 2004	EPS guidance for 2004 cut by 50%
June 8, 2005	Revenue, EBITDA and EPS guidance for 2005 cut by 5-6%
January 23, 2006	Revenue, EBITDA and EPS guidance provided for 2006, which forms the basis for missed analyst consensus of subsequent quarters[2]
April 21, 2006	For the first quarter of 2006, reported EPS of 15 cents falls short of 17.5 cents consensus

--------------------------------
[1]	Please see Company press releases made on the cited dates.

[2]
Revenue, $410 to $420 million; EBITDA, $99 to $105 million; EPS, 75 to 85 cents.  The limited financial disclosure regarding the acquisition of Opinion Research Corporation in December 2006 made it difficult to determine how actual results for the full year compared with guidance.

July 17, 2006	For the second quarter of 2006, reported EPS (excluding certain items) of 9 cents falls short of 16.5 cents consensus
February 1, 2007	EPS guidance for 2007 of 68-75 cents falls well below 91 cents consensus, with no explanation of non-recurring items.[3]
April 20, 2007	For the first quarter of 2007, reported EPS of 11 cents falls below consensus of 15 cents.

When asked on the February 1, 2007 earnings call for an explanation of the substantial disparity between street consensus and the Company’s guidance for 2007 EPS, Mr. Vinod Gupta replied, “Well, we don’t know where those numbers came from.”4

For the Board:  Has the Board ever called Mr. Vinod Gupta to account for frequently missing analyst estimates and/or the Company’s own stated performance goals?

Question #14:  infoUSA’s shares returned negative 12.3% in the past year and achieved an anemic 0.7% compounded annual rate of return in the past ten years.5   Also, infoUSA shares continue to trade at over a 40% discount to its relevant peers.6 On the last earnings conference call, held April 20, 2007 Friday evening, one shareholder lamented:7

“I’m just wondering, we’re a long-term shareholder.  We’ve owned the stock for ten years.  When are we going to see our return?

For the Board:  Has the Board ever called Mr. Vinod Gupta to account for failing to deliver a return to shareholders over a 10-year period?

------------------------------------
[3]
In its February 1, 2007 press release, the Company disclosed operating results for fiscal 2006 and gave 2007 guidance.  The release failed to explain, among other things, that 2007 guidance included $7-9 million of one-time restructuring charges and that the December 2006 $134 million Opinion Research acquisition increased non-deductible amortization expense by approximately $4.5 million.

[4]	See February 1, 2007 Company press release, as well as transcript for February 2, 2007 Company earnings conference call.

[5]
As of April 27, 2007, the trade date immediately preceding the commencement of Dolphin’s withhold campaign for the 2007 annual meeting of shareholders, infoUSA’s one-year shareholder return (inclusive of dividends) was negative 12.3%. The 10-year compounded annual return was an anemic 0.7%.  See Dolphin’s letter to shareholders, dated April 30, 2007.

[6]	See Dolphin’s letter to shareholders, dated April 30, 2007.

[7]	See transcript for April 20, 2007 Company earnings conference call.

Question #15:   Since the 2006 shareholder meeting two analysts have dropped coverage of infoUSA.  In particular, on June 19, 2006, with infoUSA’s share price closing the night before at $10.69, JMP Securities initiated coverage on the Company, targeting in its report a $14 share price.  Less than two months later, on August 9, 2006, JMP Securities abruptly dropped coverage.  The following night infoUSA’s share price closed at $8.48.

For the Board:  As you know, effective analyst coverage can have a meaningful, favorable impact on securities trading and pricing.  Has the Board ever called Mr. Vinod Gupta to account for his seeming inability—or disinterest—in encouraging sell-side analyst coverage of the Company?

With the Company frequently missing both analyst guidance and its own projections, failing to create real shareholder return over the past decade and unable to maintain a meaningful level of analyst coverage, why has the Board not held Mr. Vinod Gupta accountable and sought a new CEO?